Exhibit 1

Bank of Melbourne Media Release

March 10, 2011

Bank of Melbourne to launch in August 2011

Today we are delighted to announce the launch of a new bank in Victoria during August 2011 - Bank of Melbourne!

Bank of Melbourne is a bank designed by Victorians to serve the needs of Victorians. Over the next five years it will grow to over 100 branches and corporate banking centres and 300 ATMs, making life more convenient for customers. 14 new branches are expected to open throughout 2011, including branches in Fitzroy, Richmond, Carnegie, Forest Hill, Point Cook, as well as the Melbourne CBD. All will be open by the time of the 2011 AFL Grand Final.

A Victorian leadership team that makes decisions on products, services and pricing locally, combined with a Victorian call centre will underpin Bank of Melbourne’s commitment to the State and its local communities. The substantial expansion under the Bank of Melbourne brand will boost local employment, creating up to 800 new jobs in Victoria.

Investment involved in launching the Bank of Melbourne, including establishing the infrastructure to support the new bank, is expected to be around $90 million with $26 million spent to date. Incremental costs will be incurred as we fit out the new branches and corporate banking centres.

In Victoria, St.George branches and corporate banking centres will convert to Bank of Melbourne and will continue to deliver the friendly service and innovation that St.George is renowned for. Bank of Melbourne will be part of Australia’s largest network of local banking brands together with St.George Bank and BankSA. This means Bank of Melbourne customers can go to any interstate branch or ATM from these banks and be served as if they were dealing with their local Bank of Melbourne branch.

“Bank of Melbourne is an exciting initiative and one we believe will be embraced by St.George Bank customers in Victoria and Victorians in general. Our customers and the market have told us that they want a local bank, one that is really engaged in the local communities in which it operates.  Bank of Melbourne will be that bank - a bank whose heart and soul is in Victoria - that tailors its products and services to meet the needs of the local Victorian people and local Victorian businesses,” said Scott Tanner Chief Executive, Bank of Melbourne.

“Victoria is Australia’s second-largest economy. Victoria continues to be a growth engine for the nation. Victorians deserve their own bank - one that offers a real alternative to the majors and that is going to compete hard to earn your banking, wealth and insurance business.

“Being part of a network of local banking brands, we do not need to grow interstate, enabling us to focus solely on serving the needs of the Victorian people and Victorian businesses. Our success will be measured by our success here in this State.”

Planning is well advanced for the launch to ensure a smooth transition for St.George Bank customers and staff in Victoria, some of whom are involved in the design and development of Bank of Melbourne. “Actively involving our existing customers and staff in the design of the new business will ensure that we build on the great foundation that St.George Bank has built in Victoria over the past 20 years,” Mr Tanner said.

“I am delighted to announce that Peter Lock has been appointed Bank of Melbourne Chief Operating Officer. Peter has been a mainstay of our St.George business here for the last eight years and is highly regarded by staff and customers,” Mr Tanner added.

Elizabeth Proust has been appointed Chairman of Bank of Melbourne and together with Carol Schwartz, Peter Hawkins, Rob Chapman and Scott Tanner makes up the Board of the new bank.

“For the moment it is business as usual for St.George in Victoria. Over time our customers will benefit from the addition of new branches and ATMs and a local call centre. We have teams on the ground ready to assist customers and to provide them with as much information as they need about the new Bank of Melbourne and how they can be a part of this exciting initiative. We encourage any customer who has a question or concern to contact us directly on 13 22 66,” Mr Tanner said.

Ends

For more information, please contact:

For media queries on Bank of Melbourne:

Carmel Bordignon on 0401 445 813 or (03) 9274 3953

For media queries on St.George Bank:

Simon Covill on 0417 480 693 or (02) 9236 1328

Follow us on Twitter: @bankofmelb (#bankmelb)

BIOGRAPHIES

Scott Tanner - Chief Executive, Bank of Melbourne

B.App Sci (Math) RMIT, MBA (Melbourne Business School)

A highly regarded Melbourne business leader with over 25 years experience in the banking and financial services industry, Scott Tanner was appointed Chief Executive of Bank of Melbourne on 10 March, 2011. In this role Scott is charged with leading the transition from St. George to Bank of Melbourne in Victoria and developing Bank of Melbourne into the retail and business bank of choice in Victoria with strong local community ties.

Prior to this, Scott was a Director at global business consulting firm Bain & Company, where he held a number of senior leadership roles during his 15 year tenure, including Head of Bain’s Melbourne Office (which he opened in 2000) and spearheading the firm’s Customer Strategy and Marketing Practice in Asia Pacific. He forged significant experience in international finance markets while at Bain, leading the firm’s Asia Pacific Financial Services Practice for six years from 2000.

Scott has deep knowledge of the Australian banking sector. Scott was Bain’s key advisor to Westpac on the development of its multi-brand strategy ensuring a strong and independent St.George post the merger.

Before joining Bain, Scott was Head of Strategic Marketing at NAB where he led the strategic analytic engine within the Australian Group under Don Argus for a number of years. Following this, he served briefly as Head of Premium Customers at NAB.

Melbourne born and bred, Scott has three children and is active in the Melbourne business, education and sports communities. He is a Director of Tennis Australia, a Trustee of Melbourne Olympic Parks Trust, and a Fellow of the Australian Institute of Company Directors. Scott also acts as strategy and planning adviser to the Board of the Melbourne Business School.

Elizabeth Proust AO – Advisory Board Chairman, Bank of Melbourne

BA (Hons), LLB, FAICD

One of Melbourne’s leading business figures, Elizabeth Proust has held leadership roles in the private and public sectors in Australia for over 30 years.

Elizabeth has an outstanding record in developing and leading organisations both locally and internationally. Prior to taking on roles as a non-executive director, Elizabeth spent eight years with the ANZ Group, including four years as Managing Director of Esanda. At ANZ itself, she held the positions of Managing Director, Metrobanking and Group General Manager, Human Resources, Corporate Affairs and Management Services. She was global head of HR at ANZ at a time when the bank was represented in some 43 countries.

Before joining ANZ, Elizabeth was Secretary (CEO) of the Victorian Department of the Premier and Cabinet and Chief Executive of the City of Melbourne. She had previously been appointed Secretary (CEO) of the Victorian Attorney General’s Department. Elizabeth’s first role after graduation was in public affairs at BP Australia.

Elizabeth is currently Chairman of Nestle Australia and a Director of Perpetual Ltd, Spotless Ltd, Insurance Manufacturers Australia Pty Ltd and Sinclair Knights Merz Pty Ltd. She is also a member of the JP Morgan Advisory Council.

Elizabeth has been involved in a range of arts, charitable, university and business boards, for which she was made an Officer of the Order of Australia in 2010.